Mail Stop 3561

November 13, 2009

Mr. Erwin Liem
Chief Executive Officer
Dalian Capital Group, Inc.
850 West Hastings Street
Suite 900
Vancouver, BC V6C1E1
Canada

      Re: Dalian Capital Group, Inc
              Form 10-K for Fiscal Year Ended
              December 31, 2008
              Filed March 13, 2009
              File No. 000-52185

Dear Mr. Liem:

We have reviewed your filings and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. Please do so within the time frame set forth below. You should comply with the remaining comments in all future filings, as applicable. Please confirm in writing that you will do so and also explain to us how you intend to comply, within the time frame set forth below. Please understand that after our review of all of your responses, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2008

Financial Statements
General
1. We note that you included unaudited financial statements in your Form 10-K as you consider yourself an inactive registrant under Rule 3-11 of Regulation S-X.

Considering you issued 2,000 shares of common stock for cash on November 21, 2008, tell us how you qualify as an inactive registrant or amend to file audited financial statements.

Statement of Operations, page 11

2. We note that your fiscal year end is December 31 and you consider yourself to be in the development stage. As such, your statement of operations and statements of cash flows should consist of three columns (i) results for the year ended December 31, 2008, (ii) results for the year ended December 31, 2007 and (iii) results for the cumulative period from inception (May 31, 2006) through December 31, 2008. Please revise. For guidance, refer to FASB ASC 915-205-45.

Item 9A Controls and Procedures, page 17

3. We note that as of December 31, 2008, you concluded that your disclosure controls and procedures were effective. Considering that you did not include management's report on internal controls over financial reporting (see our comment below), please tell us how this omission affected your conclusion regarding the effectiveness of your disclosure controls and procedures. Please tell us the factors you considered to support management's conclusion that disclosure controls and procedures were effective or amend your Form 10-K to disclose management's revised conclusion on the effectiveness of your disclosure controls and procedures as of the end of the fiscal year.

4.   Please amend your filing to include management's report on internal controls over financial reporting in accordance with Item 308T of Regulation S-K.

5.   Please revise to provide disclosure of any changes in your internal control over financial reporting during your further fiscal quarter in accordance with Item 308T(b) of Regulation S-K.

Exhibits

6. We note that you have filed the text portion of your Form 10-K as PDF attachment to your Form 10-K. This does not appear appropriate. Please amend your filing to properly file the text portion of your Form 10-K. Refer to Regulation S-T.

7. Please provide your section 302 and 906 certifications as exhibit 31 and 32 in accordance with Item 601 of Regulation S-K versus including these exhibits as within the body of your Form 10-K.

Other Regulatory

8. We note that you have not filed your Form 10-Q for the period ended June 30,
    2009. Please file this Exchange Act report immediately or tell us when this report
    will be filed.

        As appropriate, please amend your filing and respond to these comments within
10 business days or tell us when you will provide us with a response. You may wish to
provide us with marked copies of the amendment to expedite our review. Please furnish
a cover letter with your amendment that keys your responses to our comments and
provides any requested information. Detailed cover letters greatly facilitate our review.
Please understand that we may have additional comments after reviewing your
amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under
the Securities Exchange Act of 1934 and that they have provided all information
investors require for an informed investment decision. Since the company and its
management are in possession of all facts relating to a company's disclosure, they are
responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a
statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the
    filing;

·   staff comments or changes to disclosure in response to staff comments do not
    foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated
    by the Commission or any person under the federal securities laws of the United
    States.

        In addition, please be advised that the Division of Enforcement has access to all
information you provide to the staff of the Division of Corporation Finance in our review
of your filing or in response to our comments on your filing.

        You may contact Raj Rajan, Senior Staff Accountant, at 202-551-3388 or Brian
K. Bhandari, Branch Chief, at 202-551-3390 if you have questions regarding comments
on the financial statements and related matters.

Sincerely,

Tia Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel and
Health Care Services